U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                       .

This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the following information:

On December 5, 2006, Cascades Inc. announced that it has reached an agreement in principle with Domtar Inc. to purchase Domtar’s 50% interest in Norampac Inc. for a cash consideration of $560 million.

Cascades also announced that it has obtained commitments for the financing necessary to complete the transaction.  This financing will replace the existing credit facility and provide for a new $1.05 billion credit facility consisting of a $750 million five-year revolving facility, a $100 million six-year term facility and an unsecured bridge facility of $200 million.

Cascades also launched a $150 million subscription receipt offering through a syndicate of underwriters. The aggregate gross proceeds of the public offering and of a concurrent $50 million private placement done at the public issue price will also be used to finance the acquisition.  The underwriters have an option to purchase up to $50 million of subscription receipts until any time prior to closing.

The subscription receipts will be issued to the public in Canada pursuant to a short form prospectus to be filed with securities regulatory authorities in each province of Canada.  Closing of the subscription receipt offering is expected to take place on or about December 20, 2006.  The common shares have not been and will not be registered in the United States under the Securities Act of 1933 and may not be offered or sold in the United States except in accordance with an exemption from registration.

Closing of the bank financing and of the Norampac acquisition are expected to occur on or about December 29, 2006.

Statements regarding the consummation and the timing of the closings of the transactions described above are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Corporate Secretary

Date:  December 8, 2006